

February 6, 2013

Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.
12930 West Interstate 10
San Antonio, TX 78249

> **Re:** **Kinetic Concepts, Inc.**
> **KCI USA, Inc.**
> **Amendment No.3 to Registration Statement on Form S-4**
> **Filed January 23, 2013**
> **File No. 333-184233**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments.

Executive Compensation, page 110

Annual Incentive Bonus for Executives, page 114

1. We note that you have not provided quantitative disclosure of financial targets with respect to the 2012 awards. In addition, in footnote (5) to the Summary Compensation Table you disclose that the compensation committee has not determined the awards to be made under the 2012 AIB and that the amounts reported for year 2012 reflect each named executive officer's "target" bonus amount. You also disclose that you will file a Form 8-K at that time when these bonus amounts are determined and paid. Please note that Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K which permits the actual salary or bonus amounts to be disclosed in a filing under Item 5.02(f) of Form 8-K, does not extend to non-equity incentive plan compensation disclosure. While you state that "[n]o participant will be entitled to any payments under the Bonus Plan until the individual award is approved by [the] Compensation Committee," please note that the amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column. Refer to Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Please disclose the financial performance targets for year 2012 or provide us with specific support for your position that you may omit disclosure of actual non-equity incentive plan compensation and report that information at a subsequent date on Form 8-K.

Release of Liens, page 155

2.   We note your response to comment four in our letter dated October 18, 2012. Please provide external support for your statement that "the assets provide more relief to note holders than the stock in a foreclosure situation, because such assets will be liquidated first." It is not clear how the collateral agent may exercise the remedies available to it upon default, specifically as it relates to its discretionary authority to prioritize the liquidation of the pledged assets over the capital stock of the subsidiary guarantors. We continue to believe that investors are entitled to better disclosure about the extent to which their foreclosure right is limited by the Article 3-16 exclusion provision. As previously requested in each of our letters issued to date, please disclose the following: (i) the name(s) of any subsidiary that as of the latest Balance Sheet date has capital stock collateralizing the Notes and has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes and (ii) the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries whose capital stock is pledged as collateral. We believe that you should be able to derive this information from internal company estimates of fair value that does not require or necessitate third-party valuation of the subsidiaries.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Joshua N. Korff, Esq.
        Michael Kim, Esq.
        Kirkland & Ellis LLP